Filed by Virgin Group Acquisition Corp. II.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: March 14, 2022

Grove Collaborative, Inc. Fifth Annual D.A. Davidson Consumer Growth Conference March 10, 2022

Grove Collaborative, Inc. – Fifth Annual D.A. Davidson Consumer Growth Conference, March 10, 2022

C O R P O R A T E P A R T I C I P A N T S

Linda Bolton Weiser, Managing Director and Senior Research Analyst, D.A. Davidson

Stuart Landesberg, Co-Founder and Chief Executive Officer, Grove Collaborative, Inc.

P R E S E N T A T I O N

Linda Bolton Weiser

Hello, everyone. This is Linda Bolton Weiser. I'm a Managing Director and Senior Research Analyst at D.A. Davidson covering Health and Beauty and Leisure. Thank you for attending our Fifth Annual Davidson Consumer Growth Conference.

I hope you've been enjoying the day, and we've been leading several fireside chats, and we've got an interesting one up next with Grove Collaborative. It is a SPAC, it will be de-SPACing relatively soon, so it’s a real interesting story. I'll be conducting a fireside chat with CEO Stuart Landesberg.

Stu, let me start out by asking you about your background and how the Company got started. Also, I'm just curious about the—I haven't really heard about the Certified B Corporation and what that is, but it sounds important, so kick us off with that.

Stuart Landesberg

Absolutely. Thanks for having me, Linda. A pleasure to be here, and grateful for the chance to tell a little bit of the Grove story.

Grove is the leading consumer products company focused on changing our category – hand soap, dish soap, paper towels, laundry detergent, shampoo; all of these categories that have a mixed track record in human health and a terrible track record in environmental health – transforming them to be a positive force for human and environmental health. The way we do that is we create and curate high performance, sustainable products, and to become the clear market leader in zero-waste and zero-plastic product, in particular, and bring them to consumers through our own direct-to-consumer platform, which is the majority of our business, and through retail partnerships like Target, which are the fastest growing part of our business.

Overall, our goal, is to take this trillion-dollar category globally, home and personal care, and lead through innovation and with a big tent approach to sustainability that can attract the mainstream consumer to build not just the leading brand but really a scale platform that can drive the scale of change that is possible in this industry.

Really quick on how we got started, I've always cared deeply about sustainability. I was probably 15 years old before I realized paper towels came in any color other than brown, and my email signature will tell you that I move random people's soda cans from trash to recycling. Always been a deep passion of mine. But started my career in and around TPG Capital where I spent a lot of time in consumer retail and internet and got to understand firsthand that even though almost 80% of consumers prefer conscientious products, in the home and personal care space, most natural brands, or I should say, natural in aggregate has less than 5% share in many categories.

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Grove Collaborative, Inc. – Fifth Annual D.A. Davidson Consumer Growth Conference, March 10, 2022

I built this brand really on the back of the insight that there's a huge gap between consumer preference and the product that's available on shelf and therefore consumer behavior. We built this Company with the goal of closing that gap, by building an extraordinarily broad-reaching, affordable, high-performance line of homecare products in particular, but increasingly home and personal care products, and we've been successful in taking that to market across a number of channels.

Linda Bolton Weiser

Okay. Great.

Stuart Landesberg

Sorry, I'm just realizing I didn't answer the B Corp question. So, we are a Certified B Corp and have been since 2016. I believe that authentic commitment to our mission is a durable competitive advantage. As a result, we've been a Certified B Corp, which means that we pass a strict audit for the impact of our business on our communities, on the environment, on our employees, and on all stakeholders. Grove exists not just to create strong shareholder returns, although that's of course our intention, but also to be held accountable for being good stewards for all stakeholders involved.

Linda Bolton Weiser

Okay. Sounds good. Can you kind of help us understand how the brand itself and maybe your products or positioning or whatever is differentiated from others in the category? In particular, I guess most people would recognize the Method brand. How are you differentiated from that?

Stuart Landesberg

Absolutely, so Grove started as a third-party platform. We sold then and still do sell brands like Method, Mrs. Meyer’s, Seventh Generation. We have great partnerships with those brands. So we've been around for 10 years, and over the first five years, we really came to understand that the way we could add the most value to the industry is not simply by being a distributor of third-party product, but by leveraging our connection with the consumer, which gives us access to better information and better consumer insights, and also allows us to launch product on our own platform, and therefore to test and learn and iterate, and candidly not be exposed to the high cost of failure that's endemic in the consumer retail sector.

We could take big strides. Our first-party brand, which is about half of our sales today and growing very quickly, reflects step changes in innovation that are really different from everyone else in the market. I'll give you an example, and I wouldn't be a good consumer CEO if I wasn't surrounded by props. But this is our multi-purpose cleaner, right? This is an all-purpose cleaner, and let's see if I can use something for scale. Here's a pen for scale, you just see how small it is. It's one ounce, zero plastic, and you add it, you put it in one of these, which is a reusable glass spray bottle. We've got 5 million or 6 million of these chassis in consumer homes around the country. You pour it in, you fill it up with water.

This business model, lock-and-key, chassis refill, razor-razorblade, whatever you want to call it, is one that’s good for us, right? I mean, lock-and-key business model is one that's well known and quite profitable. But it's also good for the consumer, because this product is higher quality, more efficacious and lower cost than almost all alternatives, not just natural alternatives. This business model is an example of real differentiation, not just from conventionals and not just from naturals; this is the only scale business model in the market that's zero plastic and that has this concentrate refill system.

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Grove Collaborative, Inc. – Fifth Annual D.A. Davidson Consumer Growth Conference, March 10, 2022

And we bring similar innovations to market across basically every category that we're in, which is why we are the clear market leader in zero-waste and zero plastic SPAC.

Linda Bolton Weiser

Great. I believe that launched in Target, was it May of 2021? Is that correct?

Stuart Landesberg

Right. Q2 2021.

Linda Bolton Weiser

Is that your first foray into kind of regular retail channel? And how has that been going?

Stuart Landesberg

That was our first launch into retail, and I think when you look at our categories, somewhere between 90% and 97% of consumers are buying strictly in the conventional diversified retail channel. So, if we want to be the largest brand in the space, which is absolutely our aspiration, we have to not just succeed in e-commerce, but really double down where the consumer is. That means showing up in brick-and-mortar retail over time, growing that footprint and figuring out how we really build an omni-channel presence, because yes, direct-to-consumer is, of course, growing quickly, but the majority of the industry’s transactions are happening in retail.

We launched in Target with a really strong partnership in Q2 of 2021. That partnership has exceeded both our and Target’s expectations, and I believe that we are poised to grow that partnership materially in 2022 and beyond.

Linda Bolton Weiser

What does the consumer find on the shelf? They find the concentrate bottle, the small bottle, and then also the large kind of refillable bottle. Is that what you're selling?

Stuart Landesberg

That's right, we sell the full system, so you'd buy the refillable vessel and also the refill. You buy them separately. There's a number of different SKUs and configurations and colorways and things that can allow the consumer to embrace it from a design perspective as well. I think one of the things that gives me the most confidence in retail is the success on our own platform. Our brand has succeeded – we like to think it stands on its own two feet.

In Target, we've seen that our brand was the largest launch in our categories, has the number one repeat rate in our categories against all brands, conventional and natural. Number one in terms of percent of basket. Also, nearly double every other brand in terms of number of products per purchase, showing that people are buying in not just to, “Hey, I want to buy a dish soap from this brand.” But are buying in to the brand overall.

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Grove Collaborative, Inc. – Fifth Annual D.A. Davidson Consumer Growth Conference, March 10, 2022

We've seen that we've been able to succeed in a very short period of time, not just relative to a product on our site, not just relative to naturals, but actually relative to the whole market. We've been able to drive really, really strong success, and that's due in no small part to the partnership and the partners that we have at Target, but also I think because consumer demand in our categories is reaching a bit of a tipping point, and the big tent we built around zero plastic is one that brings folks in from all perspectives. I feel really good about the results at Target being a great proof point for the future success at the retail channel.

Linda Bolton Weiser

Can you give me some idea as to the price point at Target relative to competition? Is it a premium price?

Stuart Landesberg

We like to think of ourselves as being roughly in line with other leading natural brands, so we're definitely not the low-price leader. But we also are not a premium brand as you would think about it. The way I would describe it is, depending on the format, we’ll either be at the high end or the low end, and so we probably average rightly down the middle. This format, the concentrate for example, the supply chain on this is just a lot more efficient than a big plastic bottle filled with water that you have to ship around, there’s a trigger, that's expensive, all that stuff. So, we're able to offer a higher quality product at a lower price than our competition.

In the hand and dish soap categories, though, where we offer zero-plastic aluminum bottles, these are priced at $4.99, which is a little bit higher than most of our competition, but still in the under $5 category, and we also have a little bit more product in here. So it's a little bit higher price, a little bit larger in size, but we are still very much in that leading natural brand set, so not stretching people into the ultra premium.

If you ask our consumers and look at the data on where our share is coming from, the number one brand that we grew share, sort of at the expense of, in Target in dish was Dawn. The number one brand we took share from in cleaning was Clorox. These really are the mainstream conventional brand consumers that are migrating towards Grove.

Linda Bolton Weiser

Okay. Great. What are your plans in terms of the capital that you're going to get here, what are your plans here? Is it to expand more retail, more categories, or all of the above sort of?

Stuart Landesberg

Yes. I think you can look at our roadmap, and it's pretty clear. I think that the growth at retail is extraordinarily capital efficient for us. As we drive growth there, we expect to see our overall profitability improve significantly. That's a big part of our strategy. Innovation has always been a core part of our strategy, and we make above market investments in innovation, and we expect that to continue. I think you will continue to see us grow our category roadmap, grow the number of categories in which we have strong zero-plastic offerings, and continue to increase the points of distribution and the number of products in distribution so that we can reach as many consumers as possible with what I think is a really strong and, candidly, needed set of innovations from a sustainability perspective in the market.

Linda Bolton Weiser

In your presentation material, it looked like you do have sort of more distribution lined up. Is there anything you can talk about openly in terms of additional partners that will be coming out in 2022?

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Grove Collaborative, Inc. – Fifth Annual D.A. Davidson Consumer Growth Conference, March 10, 2022

Stuart Landesberg

Nothing that I can share publicly today. But I will say I think the momentum there has been exceptional, and I do expect that business line to grow well over 100% this year, and I'm hopeful that we'll see that again the following year.

Linda Bolton Weiser

Okay. It looks like your overall revenue grew modestly in 2021 versus the pandemic surge, so that's good that you were able to grow. I think it was about 6% or so. Did you find that some of the customers that you had gained during the pandemic were kind of sticking in these (inaudible), and how have you kind of taken advantage of that surge that you’ve had during the pandemic?

Stuart Landesberg

Yes. I don't think there's ever been a more volatile time in our sector. You're up, you're down, you can’t project, it's crazy. But one of the things that we've always doubled down on is creating really exceptional product and serving your customer in the best way possible. As a result, while we certainly haven't seen frequency like we saw during the pandemic, and I think that's probably true for most companies in our space, and I'm the first to acknowledge that I think our category is in a very interesting place as consumers destock from all of this sort of paranoia buying of non-perishable products they did during the pandemic.

But I think one of the most encouraging signs for me is that the big behavior changes we saw in the pandemic, shopping across categories, building materially larger baskets, and shopping through our app, those changes have persisted, so even as we've seen frequency rates decline, not back to where they were pre-pandemic, because we've done a good job of increasing frequency over time, but they're way lower than they were in the peak of the pandemic in 2020.

Even as we've seen frequency come down, we've continued to see a really strong base of engaged customers and strong long-term retention in all of our cohorts. We certainly don't see our 2020 cohorts having a materially different retention curve than the ones before or the ones since.

Linda Bolton Weiser

Okay. How do you go about your supply, your production? I assume that’s all outsourced. Is that a variety of different suppliers? What are you seeing in terms of supply chain issues right now?

Stuart Landesberg

Our belief is that the most value is created in formulation and innovation, so we do 100% of our formulations in house, and I want to just call out this is really different than what many companies do, which is sort of go to a third-party manufacturer, say, “Hey, what have you got for me?” And you take something off the shelf, stick a label on it, and scent it, and off they go. We do 100% of our own formulations, and that's because efficacy is so important to us. If we want the most efficacious product in the market, definitionally, we can't go out and buy something off the shelf from a 3PM. You have to build it yourself.

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Grove Collaborative, Inc. – Fifth Annual D.A. Davidson Consumer Growth Conference, March 10, 2022

We've invested significantly in innovation when it comes to formulation and also packaging, and then we rely on a network of about 30 suppliers to actually it happen. Our supplier concentration is fairly modest. We do have (inaudible) in Asia that sources a number of our durable products for us, the lock and the lock-and-key, a lot of that stuff has to be made overseas. But all of our formulated products, the juice if you will, all of that is made in the U.S.

We've seen some issues in our supply chain; certainly a mid-single-digit percentage of our business is paper product, and the cost of shipping paper from Asia in a container, that's gone up. But we're lucky that the vast majority of our product is made in the U.S., and so overall supply chain impacts have been modest. We do feel the cost increases in labor, and outbound freight that I think a lot of folks in our industry are feeling. But we've been able to mitigate some of that by just being a company that's earlier in our lifecycle. So even as costs are going up, we're able to drive down—I should say hold a lot of our overall profitability through innovation and through improving operational efficiency.

Linda Bolton Weiser

Right. You provided a fair number of financial charts and things, and it did indicate your gross margin did expand further in 2021. I'm curious how that happened with the expansion into Target? Or was it just so small, it didn’t matter? Usually, regular retail would contract the gross margin a little bit, so how…

Stuart Landesberg

Yes. Retail is slightly lower gross margin today. Over the long term, we expect it to be very close, because retail is 100% our first-party product. If you look at the gross margin in direct-to-consumer, there's been a 3,000 basis point delta between first-party and third-party product. When we sell to Target, we're selling 100% our high margin first-party brand, so that's part of it.

The reason we were able to see gross margin expansion in ’21, is, I think, two things: number one, we continue to get better at sourcing, and as a result, we're able to take costs out of our supply chain; and number two, we grew the penetration of our first-party product, and the more first-party product that customers buy, and we do that by driving assortment growth and by introducing innovation that has higher margin than whatever it's replacing. As we continue to roll out new innovation, we do expect to see mix, not just sheer cost savings, but mix shift drive sustained ongoing margin. We don't expect to get to 60%, 70% gross margin, but we do think we've got another several 100 basis points of margin expansion coming in the next few years.

Linda Bolton Weiser

Okay, so I think in terms of your kind of rough projections, you’ve got a little bit of a bigger EBITDA loss projected for 2022, quite large. Is this due to the advertising that you're adding to support launch into regular retail? Or what would be the reason for the bigger EBITDA loss?

Stuart Landesberg

Yes. I think the launch of the retail channel, just like any investment, it takes a little bit of upfront capital. I think we believe our brand is poised to really dominate the industry when it comes to the zero-plastic messaging. So, we're investing significantly in TV this year in a way we haven’t in the past, which I think will both grow sales and grow brand awareness, and of course will help our partners at retail sell through our product more quickly. The last piece is we're making a number of investments across the business that should pay off in lower costs over the long term, so we view this as an investment year that will allow us to be profitable sooner and more significantly over the long term.

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Grove Collaborative, Inc. – Fifth Annual D.A. Davidson Consumer Growth Conference, March 10, 2022

Linda Bolton Weiser

Okay. Just longer term, as you kind of gain scale, what are the areas that that's really going to make a difference for you? Is it the procurement? Is it the fulfillment? What are the areas where that's going to really benefit you?

Stuart Landesberg

Scale will benefit us in a number of ways, obviously, consumer companies are well known for being able to—you only have to make sort of a dish soap formula once, and so you get massive scale over your innovation, over your supply chain, and for us, being able to have enough retail sales that we can do our own retail fulfillment, for example, it's a big driver of cost savings and margin growth downstream. There are a number of places where scale of growth will allow us to continue driving efficiency.

The other thing to call out is that, right now, we have a fairly unbalanced revenue portfolio, in that most of it is coming from direct-to-consumer. In that business model, you pay upfront and you buy an annuity, and so we shoot for 50-ish percent free cash flow yield on our marketing spend in the direct-to-consumer channel. Which means if you're getting a 50% free cash flow yield, you've got to spend about two years of cash flow upfront to buy that customer. In practice, you get a little more in the first year, so it ends up being a little bit faster payback than that, but it's a big upfront investment to buy these annuities, which we know go on into perpetuity.

We’ll continue to invest in annuities with strong returns on capital, but we will also see growth through the more capital efficient retail channel, we'll see overall profitability increase significantly. So, as that marketing channel diversification and sales channel diversification happens, we'll see the business overall trend more towards profitability because of that more balanced omni-channel mix.

Linda Bolton Weiser

Okay. Great. I think you mentioned in your PowerPoint too that you have five incubator brands that are together less than or about 10% of revenue. What are your plans for those brands?

Stuart Landesberg

Yes, what we fundamentally believe is that our approach, high-efficacy, affordability, consumer centricity and design and sustainability, that approach will build multiple market leading brands. But today, we really have the resources to focus especially on the Grove Co. brand, but when it is time to build our second brand, when it is time to scale personal care, we want to have the experience of having years of already playing in that category. We want to build that capability (audio interference) time to scale. We know how to do it, and we can really turn it on. That's why, and that's the approach there.

Some of those brands will never scale; some of them we’ll probably kill; some of them will just live in their current state because they do generate strong returns on our own platform. But the goal is really to make sure that we have best-in-class understanding of those categories and what innovation is going to be needed to create a market-leading sustainable brand in those categories long before we launch, because that will de-risk our efforts to scale up any of those brands.

Linda Bolton Weiser

Currently you're just in kind of a cleaning and household product, you're not in any personal care currently.

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Grove Collaborative, Inc. – Fifth Annual D.A. Davidson Consumer Growth Conference, March 10, 2022

Stuart Landesberg

The business today is about 60% homecare, 40% other, and our flagship first-party brand is Grove Co., which is a homecare brand. Peach not Plastic is our second largest brand, which is a zero-plastic personal care brand. There's a face wash bar, zero-plastic Peach deodorant with a very cool refill system, it’s an aluminum chassis refill system. Very cool.

We've built a number of brands and built real market presence in personal care. But we're a small company, so we have to focus, and we are the clear market leader in zero-waste homecare in particular, and that's why we're doubling down there right now.

Linda Bolton Weiser

Okay. What do you kind of see as the biggest challenges to your growth objectives?

Stuart Landesberg

Yes. I think that we have an incredibly good position. We have the market leading brand against what I view as the most important transition in our giant category: the move away from single-use plastic. That is incredible pole position over the next 10 years. Given that, the most important choices are really around capital allocation, and how do we be really ruthless and really deliberate about it – even though Peach is an awesome brand, we should invest in Grove Co. and scale that first.

We have a great pet care brand called Good Fur, zero-waste pet care. Awesome product. There's no zero-waste brands in pet care. There will be a time to invest in that. Right now, we need to invest in the brand that has scale. I look at the hardest part of my job as making the capital allocation decisions.

Linda Bolton Weiser

Okay. Makes sense. Well, we're nearing the end of our time, but do you want to mention anything else here that I've skipped, that you'd really like investors to know?

Stuart Landesberg

Yes, I think, probably, we hit this a couple of times through a couple of different angles. But I think that the thing that makes me so excited to come to work every day is that the biggest societal problems, I really do believe, create the biggest opportunities, and we are at the very, very tip of the iceberg of understanding our need to move away from single-use plastic. Right now, people don't quite understand that the plastic problem is the climate change problem, and that the plastic in our water—we can’t ignore it much longer.

When I look at our brand, I'm excited about our financial performance in 2022 and 2023. I'm excited about the new retail logos I have confidence we're going to add. I’m excited about the product innovation.

But when I look over the next 10 years, and I ask myself what is the most important challenge, societal, that our industry is going to have to grapple with, I do view our position as the leader in addressing the plastic waste problem as a wedge that can create value, not just through one earning season or one year, but really over the long term. We can play to win with this thesis for decades, and that's what makes me so excited, because I think that is the type of organization we've tried to build, and that's the type of problem that gets me really fired up to come into work every day and solve it.

Linda Bolton Weiser

Sounds good. Okay, well, that's our time. Thank you very much for participating, and have a great rest of your day, Stuart. Thank you.

Stuart Landesberg

My pleasure, Linda. Thanks for having me. I enjoyed the conversation. Bye-bye.

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Grove Collaborative, Inc. – Fifth Annual D.A. Davidson Consumer Growth Conference, March 10, 2022

Additional Information and Where to Find It
In connection with the proposed business combination, Virgin Group Acquisition Corp. II (“VGAC II”) filed with the Securities and Exchange Commission (“SEC”) on January 18, 2022, a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of VGAC II, and after the registration statement is declared effective, VGAC II will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. VGAC II’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Grove Collaborative, Inc. (“Grove”), VGAC II and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of VGAC II as of a record date to be established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Group Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation
VGAC II, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGAC II’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGAC II’s shareholders in connection with the proposed business combination will be set forth in VGAC II’s registration statement on Form S-4, including a proxy statement/prospectus, which VGAC II filed with the SEC on January 18, 2022. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of VGAC II’s directors and officers in VGAC II’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by VGAC II, which will include the proxy statement / prospectus of VGAC II for the proposed business combination.

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Grove Collaborative, Inc. – Fifth Annual D.A. Davidson Consumer Growth Conference, March 10, 2022

Caution Concerning Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this communication are based on our current expectations and beliefs made by the management of VGAC II and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGAC II and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGAC II or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGAC II stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGAC II’s filings with the SEC, and in VGAC II’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this communication are made as of the date hereof, based on information available to VGAC II and Grove as of the date hereof, and VGAC II and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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